EXHIBIT 4.9

BALLARD POWER SYSTEMS INC.

DEFERRED SHARE UNIT PLAN FOR EXECUTIVE OFFICERS

OF BALLARD POWER SYSTEMS INC.

Effective as of December 31, 2008

SECTION 1

GENERAL PROVISIONS

1.1	Purpose

The purposes of the Plan are:

(a)

to annually recognize contributions made by senior executives in accordance with the Corporation’s bonus plan that is reflective of the responsibility, commitment and risk accompanying their management role;

(b)	to allow the senior executives of the Corporation to participate in the long-term success of the Corporation; and
(c)	to promote a greater alignment of interests between senior executives of the Corporation and the shareholders.
1.2	Share Distribution Plan

Unless otherwise determined by the Board, the Share Distribution Plan will be used to satisfy Deferred Share Units that are redeemed for Shares.

1.3	Definitions

As used in the Plan, the following terms have the respective meanings:

“Applicable Withholding Tax” has the meaning set forth in section 2.6.3;

“Board” means the Board of Directors of the Corporation;

"Code" means the United States Internal Revenue Code of 1986, as amended;

“Committee” means the Management, Development, Nominating & Compensation Committee of the Board or any persons designated by the Board;

“Corporation” means Ballard Power Systems Inc.;

“Deferred Share Unit” means a right granted by the Corporation to an Eligible Executive to receive, on a deferred payment basis, a Share on the terms contained in the Plan;

“Eligible Executive” means such executive officer of the Corporation as the Board may designate from time to time as eligible to participate in the Plan;

“Fair Market Value” means not less than the closing sale price per Share at which Shares are traded on the TSX or on NASDAQ on the relevant date. If the Shares are not listed on the TSX or NASDAQ, the Fair Market Value will be the value established by the Board based on the average of the closing prices per Share on any other public exchange on which the Shares are listed, or if the Shares are not listed on any public exchange, by the Board based on its determination of the fair value of the Shares;

“Filing Date” has the meaning given to that term in section 2.6.1.1;

“Incentive Bonus” means all discretionary awards, based on corporate performance and an individual’s contribution to the Corporation’s results that may be payable to an Eligible Executive by the Corporation as determined by the Board in their sole and absolute discretion pursuant to the Corporation’s bonus plan, in respect of a Performance Period;

“Maximum Deferred Share Unit Limit” means the number of Deferred Share Units that, if converted to Shares, have a Fair Market Value, as of the date of calculation, equal to the greater of:

(a)

if the Eligible Executive is the Chief Executive Officer of the Corporation, an amount equal to two times the annual base salary of the Chief Executive Officer, or for any other Eligible Executive, an amount equal to the annual base salary for such Eligible Executive, in either case for the Performance Period in which the Maximum Deferred Share Unit Limit is calculated, or

(b)

if the Eligible Executive Officer is the Chief Executive Officer of the Corporation, the Fair Market Value of 52,000 Shares, or for any other Executive Officer, the Fair Market Value of 11,000 Shares, in either case as of the date of calculation;

“NASDAQ” means the Nasdaq National Market;

“Plan” means this Deferred Share Unit Plan for Executive Officers, as amended from time to time;

“Performance Period” means the fiscal year for which the Incentive Bonus is calculated;

“Share” means a common share in the capital of the Corporation;

“Share Distribution Plan” means the 2003 Share Distribution Plan of the Corporation, as approved by the Board from time to time;

“Termination Date” means an Eligible Executive’s last day of employment with the Corporation, provided that for U.S. Executives it means the day on which the U.S. Executive experiences a "Separation from Service" as defined under Code Section 409A and applicable regulations;

“Terminated Service” means that an Eligible Executive has, except as a result of death, ceased to be an employee of the Corporation on the Termination Date, provided that for U.S. Executives it means that the U.S. Executive has, except as a result of death, experienced a "Separation from Service" as defined under Code Section 409A and applicable regulations;

“TSX” means The Toronto Stock Exchange; and

“U.S. Executive” means an Eligible Executive whose benefit under the Plan is subject to U.S. federal income tax.

1.4	Effective Date and Implementation of Plan of Arrangement

The Plan is being adopted under, and will become effective at the “Effective Time” specified in the plan of arrangement (the ”Plan of Arrangement”) under which the Corporation acquires its assets and thereafter caries on business as successor to Ballard Power Systems Inc., corporation number 248019-1 (“Old Ballard”). As required by the Plan of Arrangement, the Corporation will at the Effective Time, in addition to any other grant of Deferred Share Units under this Plan, issue to each person, in respect of each deferred share unit that was granted to the person by Old Ballard under Old Ballard's Deferred Share Unit Plan for Executive Officers and which was cancelled for no consideration under the Plan of Arrangement, one Deferred Share Unit on terms substantially identical, mutatis mutandis, to the terms of the cancelled deferred share unit.

Deferred Share Units will be issued at the Effective Time hereunder having the same terms as the deferred share units issued by Old Ballard under its deferred share unit plan for executive officers and outstanding immediately prior to the Effective Time including the number of shares for which each deferred share unit represents the right to receive, provided, however, that the provisions of Section 2.6.2 hereof will apply with respect to such Deferred Share Units of U.S. Executives.

1.5	Administration

The Board will, in its sole and absolute discretion, but subject to applicable corporate, securities and tax law requirements: (i) interpret and administer the Plan, (ii) establish, amend and rescind any rules and regulations relating to the Plan, and (iii) make any other determinations that the Board deems necessary or desirable for the administration of the Plan. The Board may correct any defect or any omission or reconcile any inconsistency in the Plan in the manner and to the extent the Board deems, in its sole and absolute discretion, necessary or desirable. Any decision of the Board in the interpretation and administration of the Plan will be final, conclusive and binding on all parties concerned. All expenses of administration of the Plan will be borne by the Corporation.

1.6	Annual Election

1.6.1. Non U.S. Executives

Each Eligible Executive who is not a U.S. Executive may elect, with respect to any particular Performance Period, to receive his or her Incentive Bonus in the form of Deferred Share Units or Shares or any combination thereof. The election must be completed, signed and delivered to the Corporation before the earlier of: (a) the last business day of the Performance Period or (b) the date occurring during the Performance Period that the Corporation has determined or paid the Incentive Bonus for that Performance Period. If no election is made in respect of a particular Performance Period, the new or existing Eligible Executive who is not a U.S. Executive will receive the Incentive Bonus in Shares. If an Eligible Executive who is not a U.S. Executive has Terminated Service during the Performance Period, the Eligible Executive will not be entitled to elect to receive any portion of the Incentive Bonus for such Performance Period in the form of Deferred Share Units.

1.6.2. U.S. Executives

Each Eligible Executive who is a U.S. Executive may elect, with respect to any particular Performance Period, to receive his or her Incentive Bonus in the form of Deferred Share Units or Shares or any combination thereof. The election must be completed, signed and delivered to the Corporation (i) with respect to an Incentive Bonus that the Corporation has determined to be "performance-based compensation" as defined in Treasury Regulation 1.409A-1(e), before the last business day six months prior to the end of the Performance Period, and (ii) with respect to any other Incentive Bonus, on or before the day prior to the first day of the fiscal year which constitutes the applicable Performance Period. If no election is made in respect of a particular Performance Period, the new or existing Eligible Executive who is a U.S. Executive will receive the Incentive Bonus in Shares. If an Eligible Executive who is a U.S. Executive has Terminated Service during the Performance Period, the Eligible Executive will not be entitled to elect to receive any portion of the Incentive Bonus for such Performance Period in the form of Deferred Share Units

1.7	Delegation

The Board may, to the extent permitted by law, delegate any of its responsibilities under the Plan and powers related thereto to the Committee or to one or more officers of the Corporation and all actions taken and decisions made by the Committee or by such officers in this regard shall be final, conclusive and binding on all parties concerned, including, but not limited to, the Corporation, the Eligible Executive, and, if applicable, the estate or legal representative of the Eligible Executive.

1.8	Maximum Deferred Share Unit Limit

Notwithstanding any election received from an Eligible Executive, no Eligible Executive shall be entitled to receive Deferred Share Units if such Eligible Executive has reached the Maximum Deferred Share Unit Limit as of the date on which the Eligible Executive would otherwise be entitled to receive additional Deferred Share Units, or to the extent that the proposed award of Deferred Share Units would cause the Eligible Executive to exceed the Maximum Deferred Share Unit Limit. If the Eligible Executive has reached the Maximum Deferred Share Unit Limit on the date when additional Deferred Share Units are awarded by the Corporation, the Eligible Executive shall receive their Incentive Bonus in Shares even though the Eligible Executive may have completed an election form electing to receive their Incentive Bonus in Deferred Share Units. If the Eligible Executive exceeds the Maximum Deferred Share Unit Limit from time to time as a result of increases in the Fair Market Value, the Eligible Executive shall not be required to return or cancel any Deferred Share Units previously awarded but shall not be entitled to receive any additional Deferred Share Units during such time. Exceeding the Maximum Deferred Share Unit Limit shall not prevent an Eligible Executive from filing a notice of redemption or otherwise receiving Shares in accordance with Sections 2.6.1 and 2.6.2. Exceeding the Maximum Deferred Share Unit Limit shall not prevent an Eligible Executive from receiving Deferred Share Units in accordance with Section 2.3.

SECTION 2

AWARDS UNDER THE PLAN

2.1	Determination of Deferred Share Units

Subject to terms of the Plan and any rules, approvals and conditions as the Board may impose, an Eligible Executive may elect to receive his or her Incentive Bonus in the form of Deferred Share Units. Deferred Share Units pursuant to the Plan will be credited to an account maintained for each Eligible Executive by the Corporation once a year at the time Incentive Bonuses are paid. The number of Deferred Share Units (including fractional Deferred Share Units, computed to three digits) to be credited to an Eligible Executive will be determined on the date approved by the Board by dividing the amount of the Incentive Bonus to be deferred into Deferred Share Units by the Fair Market Value per Share on that date.

2.2	Determination of Deferred Share Units during Blackout

In the event the Board approves the issue of Deferred Share Units as contemplated by Section 2.1 of this Agreement at a meeting of the Board that occurs during a trading blackout imposed by the Corporation pursuant to the terms of the Corporation's trading policy (the "Blackout"), the number of Deferred Share Units (including fractional Deferred Share Units, computed to three digits) to be credited to an Eligible Executive will be determined on the date that the Blackout is lifted by dividing the amount of the Incentive Bonus to be deferred into Deferred Share Units by the Fair Market Value per Share on the date that the Blackout is lifted.

2.3	Dividend Equivalents

On any date on which a dividend is paid on Shares, an Eligible Executive’s account will be credited with the number of Deferred Share Units (including fractional Deferred Share Units, computed to three digits) calculated by (i) multiplying the amount of the dividend per Share by the aggregate number of Deferred Share Units that were credited to the Eligible Executive’s account as of the record date for payment of the dividend, and (ii) dividing the amount obtained in (i) by the Fair Market Value on the date on which the dividend is paid.

2.4	Eligible Executive’s Account

A written confirmation of the balance in each Eligible Executive’s account will be sent by the Corporation to the Eligible Executive upon request of the Eligible Executive.

2.5	Adjustments and Reorganizations

In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation, spin-off or other distribution of Corporation assets to shareholders, or any other change in the capital of the Corporation affecting Shares, the Board, in its sole and absolute discretion, will make, with respect to the number of Deferred Share Units outstanding under the Plan, any proportionate adjustments as it considers appropriate to reflect that change.

2.6	Termination of Service

2.6.1 Non U.S. Executives

2.6.1.1

An Eligible Executive who is not a U.S. Executive who has Terminated Service may receive Shares in respect of the Deferred Share Units credited to the Eligible Executive’s account (determined in accordance with section 2.6.1.2) by filing with the Secretary of the Corporation a notice of redemption in the form prescribed from time to time by the Corporation on or before December 15 of the first calendar year commencing after the date of the Eligible Executive’s Terminated Service. If the Eligible Executive fails to file such notice on or before that December 15, the Eligible Executive will be deemed to have filed with the Secretary of the Corporation a notice of redemption on that December 15. The date on which a notice is filed or deemed to be filed with the Secretary of the Corporation is the “Filing Date”. The Corporation shall have the discretion to defer the Filing Date to any other date if such deferral is, in the sole opinion of the Corporation, desirable to ensure compliance with section 3.3.

2.6.1.2

The notice filed by the Eligible Executive who is not a U.S. Executive will specify that the Eligible Executive desires to receive a Share for each Deferred Share Unit (net of any Applicable Withholding Tax). The Corporation shall issue one Share for each whole Deferred Share Unit to the Eligible Executive. Such payment shall be made by the

Corporation as soon as reasonably possible following the Filing Date. In no event will payment be made later than December 31 of the first calendar year commencing after the Eligible Executive has Terminated Service. Fractional Shares shall not be issued, and where an Eligible Executive would be entitled to receive a fractional Share in respect of any fractional Deferred Share Unit, the Corporation shall pay to such Eligible Executive, in lieu of such fractional Share, cash equal to the Fair Market Value of such fractional Share, calculated as at the day before such payment is made.

2.6.1.3

In the event of the death of an Eligible Executive who is not a U.S. Executive, the Corporation will, within two months of the Eligible Executive’s death, issue one Share for each whole Deferred Share Unit credited to the deceased Eligible Executive’s account (net of any Applicable Withholding Tax) to or for the benefit of the legal representative of the Eligible Executive. Fractional Shares shall not be issued, and where the legal representative would be entitled to receive a fractional Share in respect of any fractional Deferred Share Unit, the Corporation shall pay to such legal representative, in lieu of such fractional Share, cash equal to the Fair Market Value of such fractional Share, calculated as at the day before such payment is made.

2.6.1.4

If an Eligible Executive who is not a U.S. Executive who dies after the Eligible Executive has Terminated Service but before filing a notice of redemption with the Corporate Secretary of the Corporation, section 2.6.1.3 will apply provided that, in no event will payment be made later than December 31 of the first calendar year commencing after the Eligible Executive has Terminated Service.

2.6.2	U.S. Executives
2.6.2.1

In the event that an Eligible Executive who is a U.S. Executive has Terminated Service, the Corporation will issue one Share for each whole Deferred Share Unit credited to the Eligible Executive’s account (net of any Applicable Withholding Tax) to the Eligible Executive. Subject to section 3.3, such payment shall be made by the Corporation on the first business day of the month following the date that is six months after the date of the

Eligible Executive’s Termination Date. Fractional Shares shall not be issued, and where the Eligible Executive would be entitled to receive a fractional Share in respect of any fractional Deferred Share Unit, the Corporation shall pay to such Eligible Executive (at the same time as the delivery of Shares described above), in lieu of such fractional Share, cash equal to the Fair Market Value of each fractional Share, calculated as at the day before payment is made.

2.6.2.2

In the event of the death of an Eligible Executive who is a U.S. Executive, the Corporation will issue one Share for each whole Deferred Share Unit credited to the deceased Eligible Executive’s account (net of any Applicable Withholding Tax) to or for the benefit of the legal representative of the Eligible Executive. Subject to section 3.3, such payment shall be made by the Corporation on the first business day of the month following the date that is six months after the death of the Eligible Executive who is a U.S. Executive. Fractional Shares shall not be issued, and where the legal representative would be entitled to receive a fractional Share in respect of any fractional Deferred Share Unit, the Corporation shall pay to such legal representative (at the same time as the delivery of Shares described above), in lieu of such fractional Share, cash equal to the Fair Market Value of each fractional Share, calculated as at the day before such payment is made.

2.6.3	Applicable Withholding Tax

The Corporation shall be authorized to deduct such taxes and other amounts as it may be required by law to withhold, in such manner as it determines (“Applicable Withholding Tax”). The Corporation may require Eligible Executives to deliver undertakings to, or indemnities in favour of, the Corporation respecting the payment by such Eligible Executives of applicable income or other taxes.

2.7	Eligibility to be in the Total Discretion of the Board

No executive officer shall have any right or entitlement to be selected or designated as an Eligible Executive by the Board. The selection or designation of any executive officer shall be in the sole and absolute discretion of the Board and any decision of the Board shall be final, binding and conclusive on all parties concerned.

SECTION 3

GENERAL

3.1	Transferability of Awards

An Eligible Executive may not assign any Deferred Share Unit or any other right, benefit or interest in this Plan without the written consent of the Corporation, and any purported assignment without such consent will be void and need not be recognized by the Corporation, except that in the event of the death of the Eligible Executive, the legal representatives of the Eligible Executive will be entitled to receive the amount of any payment otherwise payable to the Eligible Executive hereunder in accordance with the provisions hereof.

3.2	No Right to Service

Neither participation in the Plan nor any action under the Plan will be construed to give any Eligible Executive a right to be retained in the service of the Corporation.

3.3	Applicable Trading Policies

The Board and each Eligible Executive will ensure that all actions taken and decisions made by the Board or an Eligible Executive, as the case may be, pursuant to the Plan comply with any applicable securities regulation and policies of the Corporation relating to insider trading or “blackout” periods.

3.4	Successors and Assigns

This Plan will enure to the benefit of and be binding upon the respective legal representatives of the Eligible Executive.

3.5	Plan Amendment

Without limiting the generality of the foregoing and notwithstanding any other section of this Plan, unless specifically required by any stock exchange or regulatory authority, the Board may make any of the following amendments to the Plan and/or any Deferred Share Unit previously granted without obtaining shareholder approval:

3.5.1	amendments to the definitions within this Plan and other amendments of a clerical nature;
3.5.2	amendments to any provisions relating to the granting or redemption of Deferred Share Units, including but not limited to provisions relating to the term, termination, and number of

Deferred Share Units to be awarded, provided that, without shareholder approval, such amendment does not entail:

3.5.2.1	a reduction to the Fair Market Value used to calculate the number of Deferred Share Units to be awarded to an Eligible Executive;
3.5.2.2	an extension of the time for redemption of a Deferred Share Unit by an Eligible Executive;
3.5.2.3	an increase to the maximum number of Shares that may be

(A) issued to insiders within a one-year period, or

(B) issuable to insiders at any time,

under this Plan or any other incentive or compensation plan involving the issuance or potential issuance of Shares, which could exceed 10% of the Corporation's issued and outstanding Shares;

3.5.2.4	permitting Deferred Share Units to be transferable or assignable other than for normal course estate settlement purposes; or
3.5.2.5	a change to the amendment provisions of the Plan;
3.5.3

any amendment in respect of the persons eligible to participate in the Plan, provided that, without shareholder approval, such amendment does not permit non-employee directors to participate in the Plan at the discretion of the Board or increase limits previously imposed on non-employee director participation;

3.5.4

such amendments as are necessary for the purpose of complying with any changes in any relevant law, rule, regulation, regulatory requirement or requirement of any applicable stock exchange or regulatory authority; or

3.5.5	amendments to correct or rectify any ambiguity, defective provision, error or omission in the Plan or in any notice to redeem Deferred Share Units.

3.6	Plan Termination

The Board may terminate the Plan at any time, but no termination will, without the consent of the Eligible Executive or unless required by law, adversely affect the rights of an Eligible Executive with respect to Deferred Share Units to which the Eligible Executive is then entitled under the Plan.

3.7	Governing Law

The Plan and all matters to which reference is made in the Plan will be governed by and construed in accordance with the laws of the Province of British Columbia, and the laws of Canada applicable therein.

3.8	Reorganization of the Corporation

The existence of any Deferred Share Units shall not affect in any way the right or power of the Corporation or its shareholders to make or authorize any adjustment, recapitalization, reorganization or other change in the Corporation's capital structure or its business, or to create or issue any bonds, debentures, shares or other securities of the Corporation or to amend or modify the rights and conditions attaching thereto or to effect the dissolution or liquidation of the Corporation, or any amalgamation, combination, merger or consolidation involving the Corporation or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

3.9	No Shareholder Rights

Under no circumstances shall Deferred Share Units be considered Shares or other securities of the Corporation, nor shall they entitle any Eligible Executive to exercise voting rights or any other rights attaching to the ownership of Shares of other securities of the Corporation, nor shall any Eligible Executive be considered the owner of the Shares by virtue of the award of Deferred Share Units.

3.10	No Other Benefit

Notwithstanding any other provision of the Plan, the value of a Deferred Share Unit shall always depend on the value of Shares of the Corporation and no amount will be paid to, or in respect of, an Eligible Executive under the Plan to compensate for a downward fluctuation in the price of a Share, nor will any other form of benefit be conferred upon, or in respect of, an Eligible Executive for such purpose.

3.11	U.S. Executives And Internal Revenue Code Section 409A

The Corporation intends that the Plan comply with the requirements of section 409A of the Code insofar as this Plan pays benefits that (i) are subject to taxation under the Code, and (ii) are subject to section 409A of the Code, and will administer the Plan accordingly. Neither the Corporation nor any of its officers, directors, agents or affiliates shall be obligated, directly or indirectly, to any Eligible Executive or any other person for any taxes, penalties, interest or like amounts that may be imposed on the Eligible Executive or other person on account of any amounts under this Plan or on account of any failure to comply with any Code section.